EXHIBIT 99.1

Seabridge Gold Inc.
TSX: SEA
NYSE Alternext US: SA


December 22, 2008

Seabridge Gold Reports Final 2008 Drill Results From Mitchell Zone Updated NI 43-101 Resource Estimate Expected in February 2009

TORONTO, CANADA--(Marketwire - Dec. 22, 2008) - Seabridge Gold Inc. (TSX:SEA) (NYSE ALTERNEXT US:SA)

Results have been received from the final 13 holes drilled this summer on the Mitchell zone at the KSM project including two exploration holes to intersect the northern plunge of a higher grade zone, three in-fill holes to upgrade inferred resources to the indicated category and eight geotechnical holes designed to test the slope stability of the north and south walls in the proposed Mitchell pit (see attached plan map for drill hole locations). All 13 drill holes successfully met their objectives. Results from two more holes drilled this year at the Sulphurets zone have yet to be released.

Seabridge Gold President and CEO Rudi Fronk said the new results "enhance confidence in our resource model. We believe the results of the 2008 program should upgrade a significant portion of Mitchell's in pit inferred resources to the indicated category. We now have two more successful tests of the higher grade northern extension which should enable us to incorporate this feature into the next iteration of our resource model. Meanwhile, the geotechnical program could allow us to convert a significant amount of waste material into a mineable resource in addition to helping us define appropriate slopes for the Mitchell pit."

Assay data and descriptions for the final two exploration and three infill holes at the Mitchell zone are as follows:


---------------------------------------------------------------------
Drill           Target     Depth   From     To  Length  Gold  Copper
Hole                          (m)    (m)    (m)     (m) (gpt)     (%)
---------------------------------------------------------------------
M-08-90        In-fill     597.0    2.5  597.0   594.5  0.66    0.24
                           ------------------------------------------
                           Incl.    2.5  266.0   263.5  0.85    0.26
---------------------------------------------------------------------
M-08-91     Deep North     684.2  130.0  382.0   252.0  0.70    0.16
                           ------------------------------------------
                           Incl.  486.0  550.0    64.0  0.63    0.06
---------------------------------------------------------------------
M-08-92        In-fill     453.0   20.0  428.0   408.0  0.67    0.18
---------------------------------------------------------------------
M-08-93     Deep North     753.0  119.0  619.0   500.0  0.67    0.19
---------------------------------------------------------------------
M-08-94        In-fill     450.0    2.5  331.0   328.5  0.70    0.21
                           ------------------------------------------
                           Incl.    2.5  147.0   144.5  0.90    0.25
---------------------------------------------------------------------
All of the above listed intersections are believed to be true widths.

M-08-90: An in-fill hole drilled at 230 degrees azimuth, -60 degrees dip. This hole was designed to be drilled perpendicular to the northwest plunging main resource. This hole encountered higher than expected copper values.

M-08-91: Deep north exploration hole in western portion of the Mitchell resource drilled at 10 degrees azimuth, -80 degrees dip.

M-08-92: An in-fill hole drilled at 50 degrees azimuth, -60 degrees dip on the western end of the Mitchell resource. This hole had a similar objective as hole M-08-90, to drill perpendicularly across the plunge of the main resource.

M-08-93: Deep north hole drilled at 0 degrees azimuth and -85 degrees dip in the east end of the Mitchell resource. Moderately altered volcanic rocks produced a 500 meter intersect of average Mitchell gold and copper grades. This further illustrates the northerly dip to the main resource area.

M-08-94: An in-fill hole drilled at 180 degrees azimuth, -47 degrees dip designed to twin S91-395 which was drilled by Newhawk Resources in 1991. This hole was designed to verify the results of the historical drill hole, and to extend the hole below the proposed pit bottom. M-08-94 intersected higher gold grades in the top 190.5 meters than predicted by the historic drill hole. These results will eliminate an interpreted lower grade area in the resource that was created by incorporating this historical drill hole into the model.

The Mitchell zone is now defined as a continuously mineralized zone between 300 and 800 meters thick, 1000 meters in a northeast-southwest direction and 1600 meters in a northwest-southeast direction. The zone remains open to the northwest along the recently confirmed plunge of the core higher grade zone. The relationship of these new drill holes to the existing block model is available as a link on the Seabridge Gold website (www.seabridgegold.net 3D views of KSM).

Results from the final eight Mitchell geotechnical holes are tabulated below, followed by brief descriptions:

--------------------------------------------------------------------------------
Drill        Target        Depth   From     To         Length  Gold  Copper
Hole                          (m)    (m)    (m)            (m) (gpt)     (%)
--------------------------------------------------------------------------------
M-08-81 North wall geotech 261.9    5.5  143.0          137.5  0.07    0.13
--------------------------------------------------------------------------------
M-08-82 North wall geotech 204.0  130.6  204.0           73.4  0.20    0.12
--------------------------------------------------------------------------------
M-08-83 North wall geotech 186.0   25.0   68.0           43.0  0.17    0.16
--------------------------------------------------------------------------------
M-08-84 South wall geotech  63.0   14.7   63.0           48.3  0.16    0.15
--------------------------------------------------------------------------------
M-08-85                    201.0    6.0   65.0           59.0  0.14    0.16
        North wall geotech        ----------------------------------------------
                                  144.0  164.0           20.0  0.13    0.25
--------------------------------------------------------------------------------
M-08-87 South wall geotech 223.4             No significant results
--------------------------------------------------------------------------------
M-08-88 South wall geotech 324.0   10.8  111.0          100.2  0.16    0.13
--------------------------------------------------------------------------------
M-08-89 South wall geotech 300.0    1.4  213.0          211.6  0.16    0.20
--------------------------------------------------------------------------------
True widths for the intersections reported in the geotechnical holes are not known at this time.

M-08-81: A vertical geotechnical hole drilled on the western end of the proposed north pit wall. The drill hole encountered metamorphosed andesite and altered intrusive rocks typical of the styles above the Mitchell thrust.

M-08-82: A vertical geotechnical hole drilled in the central portion of the proposed pit wall on the north side of the Mitchell resource.

M-08-83: Also a north pit wall drill hole. This drill hole was vertical, collared in the upper plate above the Mitchell thrust, and penetrated the fault zone at 122 meters.

M-08-84: A geotechnical drill hole drilled in the proposed south pit wall. This hole was drilled at 190 degrees azimuth and -65 degrees dip and was designed to penetrate through the pit wall. This drillhole was abandoned at 63 meters and was re-drilled as hole M-08-87.

M-08-85: A geotechnical hole drilled vertical on the eastern end of the proposed north side pit wall. This hole encountered metamorphosed sedimentary and volcanic rock above the Mitchell thrust fault with copper grades slightly higher than are typically found in the upper plate.

M-08-87: The second hole drilled from the site of M-08-84. This hole was steepened to -70 degrees dip along the original 190 degrees azimuth and completed as planned. This geotechnical hole was drilled to test the western end of the proposed south pit wall.

M-08-88: A geotechnical hole drilled at 190 degrees azimuth and -70 degrees dip in the central portion of the proposed south pit wall.

M-08-89: A geotechnical hole drilled at 190 degrees azimuth and -65 degrees dip on the eastern end of the proposed south pit wall. This hole encountered altered volcanic and sedimentary rocks in the top 232 meters above the Mitchell thrust with higher than average copper grades from the surface down to 213 meters.

The 100% owned KSM project, located near Stewart, British Columbia, Canada, is one of the world's largest undeveloped gold/copper projects. The following table summarizes NI 43-101 compliant mineral resources for all three zones at the KSM project using a 0.50 gram per tonne (g/t) gold equivalent cut-off grade (see news releases dated January 10, 2008 and February 20, 2008 for details).


KSM Mineral Resource Estimates at 0.50 g/t Equivalent Gold Cut-off Grade

---------------------------------------------------------------------
---------------------------------------------------------------------
                      Indicated Mineral Resources
           --------------------------------------------------
                                             Gold     Copper
Zone          Tonnes   Gold  Copper        Ounces     Pounds
                (000)  (g/t)     (%)         (000) (millions)
---------------------------------------------------------------------
---------------------------------------------------------------------
Mitchell     734,163   0.69    0.18        16,287      2,913
---------------------------------------------------------------------
Kerr         206,272   0.25    0.45         1,651      2,037
---------------------------------------------------------------------
Sulphurets    74,655   0.75    0.24         1,798        388
---------------------------------------------------------------------
---------------------------------------------------------------------
Total      1,015,090   0.61    0.24        19,736      5,338
---------------------------------------------------------------------

---------------------------------------------------------------------
---------------------------------------------------------------------
                       Inferred Mineral Resources
           --------------------------------------------------
                                             Gold     Copper
Zone          Tonnes   Gold  Copper        Ounces     Pounds
                (000)  (g/t)     (%)         (000) (millions)
----------------------------------------------------------------------
----------------------------------------------------------------------
Mitchell     667,421   0.62    0.15        13,304      2,206
----------------------------------------------------------------------
Kerr          51,387   0.21    0.45           352        506
----------------------------------------------------------------------
Sulphurets    33,636   0.62    0.20           675        147
----------------------------------------------------------------------
----------------------------------------------------------------------
Total        752,444   0.59    0.18        14,331      2,859
----------------------------------------------------------------------

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2008 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples are being assayed at Eco Tech Laboratory Ltd., Kamloops, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold resource projects. The Corporation's principal assets are the KSM property in British Columbia, one of the world's largest undeveloped gold/copper projects, and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of the Corporation's mineral resources by project and resource category please visit the Corporation's website at http://www.seabridgegold.net/resource.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2007 and in the Corporation's Annual Report Form 20-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation's management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD

Rudi Fronk, President & C.E.O.

For Seabridge Gold investor relations needs, investors can visit the Seabridge Gold IR Hub at http://www.agoracom.com/ir/seabridge where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to sea@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

To view the Mitchell Zone Plan Map, please visit the following link: http://media3.marketwire.com/docs/mitchellzone1222.pdf